UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36637

MOL GLOBAL, INC.

Lots 07-03 & 08-03, Levels 7 & 8

Berjaya Times Square, No. 1, Jalan Imbi 55100 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Restated Financial Results

For the Three Months Ended March 31, 2014, June 30, 2014 and September 30, 2014 and the Six Months Ended June 30, 2014

As previously disclosed in our Interim Report on Form 6-K (File No. 001-36637), furnished to the Securities and Exchange Commission on December 2, 2014, our Vietnamese subsidiary, Nganluong Joint Stock Company, which we acquired in March 2013, accounted for revenue from its payment transfer business on a gross basis and accounted for the fees payable to merchants as direct cost and other ancillary expenses, while our group accounting policy is to present revenue on a net basis because we act as an agent for these arrangements.

In addition, NganLuong incorrectly included value added tax, or VAT, collected from consumers in revenue and direct cost and other ancillary expenses, while our group accounting policy is to exclude VAT from revenue and direct cost and other ancillary expenses.

These errors have the effect of overstating our revenue and direct cost and other ancillary expenses for certain periods by equal amounts and do not affect any other line item in our consolidated statements of profit or loss and other comprehensive income for such periods. To correct these errors, we have restated our financial results for the three months ended March 31, 2014, June 30, 2014 and September 30, 2014 and the six months ended June 30, 2014.

The following table sets forth the effects of the restatement for the three month periods ended March 31, 2014, June 30, 2014 and September 30, 2014 and the six month period ended June 30, 2014.

	For the three months ended March 31, 2014		For the three months ended June 30, 2014		For the six months ended June 30, 2014		For the three months ended September 30, 2014
	As previously reported(1)	As restated	As previously reported(1)	As restated	As previously reported(1)	As restated	As previously reported(2)	As restated
	(MYR in thousands)
Revenue	48,625	46,357	56,438	48,219	105,063	94,576	47,702	47,166
Direct cost and other ancillary expenses	(22,431)	(20,163)	(29,720)	(21,501)	(52,151)	(41,664)	(22,396)	(21,860)

Note:
(1)	As reported in our registration statement on Form F-1, as amended (File Number: 333-197401) in relation to our initial public offering.
(2)	As reported in our interim report on Form 6-K (File No. 001-36637) furnished to the Securities and Exchange Commission on December 2, 2014.

Our restated financial data for the three month periods ended March 31, 2014, June 30, 2014 and September 30, 2014 are included as Exhibit 99.1 to this interim report on Form 6-K. Our restated financial statements for the six month period ended June 30, 2014 are included as Exhibit 99.2 to this interim report on Form 6-K.

We determined not to restate our financial statements for the full year or any interim period data in 2013, as we concluded that the adjustments are not material to our consolidated financial statements as a whole for any period in 2013. In particular, we considered the quantitative effect of the errors on our revenue and direct cost and other ancillary expenses for 2013, the quantitative materiality of our MOLPay segment for 2013, and a variety of qualitative criteria including those set forth in Securities and Exchange Commission Staff Accounting Bulletin No. 99: Materiality.

For the year ended December 31, 2013 and the interim periods for which we have reported financial results, the effects on our consolidated statements of profit or loss and other comprehensive income (with percentages against corrected amounts):

(a)	of accounting for payments on a gross basis rather than a net basis are that:

(i)	revenue was overstated by MYR0.3 million (0.8%), MYR1.0 million (2.4%), MYR0.9 million (2.0%) and MYR1.6 million (3.4%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013, respectively; by MYR1.3 million (1.7%) for the six months ended June 30, 2013; and by MYR3.7 million (2.2%) for the year ended December 31, 2013; and

(ii)	direct cost and other ancillary expenses was overstated by MYR0.3 million (2.1%), MYR1.0 million (5.5%), MYR0.9 million (5.5%) and MYR1.6 million (8.8%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013, respectively; by MYR1.3 million (4.0%) for the six months ended June 30, 2013; and by MYR3.7 million (5.7%) for the year ended December 31, 2013;

(b)	of including VAT in revenue and direct cost and other ancillary expenses are that:

(i)	revenue was overstated by MYR43,000 (0.1%), MYR0.2 million (0.5%), MYR0.1 million (0.3%) and MYR0.2 million (0.4%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013, respectively; by MYR0.2 million (0.3%) for the six months ended June 30, 2013; and by MYR0.6 million (0.3%) for the year ended December 31, 2013; and

(ii)	direct cost and other ancillary expenses was overstated by MYR43,000 (0.3%), MYR0.2 million (1.0%), MYR0.1 million (0.7%) and MYR0.2 million (1.2%), for the three months ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013, respectively; by MYR0.2 million (0.7%) for the six months ended June 30, 2013; and by MYR0.6 million (0.8%) for the year ended December 31, 2013;

(c)	of both accounting for payments on a gross basis rather than a net basis and including VAT in revenue and direct cost and other ancillary expenses are that:

(i)	revenue was overstated by MYR0.3 million (0.9%), MYR1.2 million (2.9%), MYR1.0 million (2.3%) and MYR1.8 million (3.9%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013, respectively; by MYR1.5 million (2%) for the six months ended June 30, 2013; and by MYR4.3 million (2.6%) for the year ended December 31, 2013; and

(ii)	direct cost and other ancillary expenses was overstated by MYR0.3 million (2.4%), MYR1.2 million (6.6%), MYR1 million (6.3%) and MYR1.8 million (10.0%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013, respectively; by MYR1.5 million (4.8%) for the six months ended June 30, 2013; and by MYR4.3 million (6.6%) for the year ended December 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOL Global, Inc.
By	:	/s/ Ramesh Pathmanathan
Name	:	Ramesh Pathmanathan
Title	:	Chief Financial Officer

Date: April 30, 2015

Exhibits Index

Exhibit 99.1 – Restated Condensed Interim Consolidated Profit or Loss and Other Comprehensive Income Data for the Three Months Ended March 31, 2014, June 30, 2014 and September  30, 2014.

Exhibit 99.2 – Restated Unaudited Condensed Interim Consolidated Financial Statements for the Six Months Ended June 30, 2014.